Exhibit 99.5

[•], 2005
To the Stockholders of Fortune Brands, Inc.:
      On March 16, 2005, we announced that we would spin-off to our stockholders our ACCO World Corporation office products unit, and that ACCO World would then merge with General Binding Corporation (GBC). After the spin-off and merger, ACCO World, which will be renamed “ACCO Brands Corporation,” will be a separately traded public company that will own and operate the combined businesses of ACCO and GBC.
      We currently estimate that one share of ACCO Brands common stock will be distributed for each 4.32 shares of Fortune Brands common stock held on the distribution date. You and all other holders of Fortune Brands common stock will not be required to pay for the shares of ACCO Brands common stock you receive and you will also retain all of your shares of Fortune Brands stock. Immediately following the merger, Fortune Brands stockholders and ACCO World’s current minority stockholder will together own 66%, and GBC’s stockholders will own 34%, of the shares of common stock of ACCO Brands on a fully diluted basis. ACCO World will apply to list ACCO Brands common stock on the New York Stock Exchange under the trading symbol “ABD”.
      This transaction represents a significant strategic step that will sharpen Fortune Brands’ focus on its higher return Home & Hardware, Spirits & Wine and Golf businesses. While we believe the spin-off will also allow Fortune Brands stockholders to benefit from the success and upside potential of ACCO Brands, there are risks that are described under “Risks Relating to the Spin-Off and the Merger” on pages 15-19 of the accompanying proxy statement/prospectus-information statement.
      Fortune Brands’ board of directors has determined that the spin-off of ACCO World and the combination of ACCO World with GBC is advisable and in the best interests of Fortune Brands and its stockholders, and has approved the proposed transaction. You need not take any action to participate in the spin-off or the merger — no vote of Fortune Brands stockholders is required in connection with this transaction.
      The following document constitutes an information statement of Fortune Brands relating to the spin-off and contains important information describing the terms of the spin-off, the merger, ACCO World, GBC and the combined business of ACCO Brands. We encourage you to read it carefully.
      We look forward to completing the spin-off and merger this summer and to the exciting opportunities it presents for our stockholders.
Sincerely,

Norman H. Wesley
Chairman of the Board and
Chief Executive Officer